Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-234112

November 1, 2019

Q&K International Group Limited

Q&K International Group Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, by telephone at 1-866-718-1649 or by emailing prospectus@morganstanley.com, or China International Capital Corporation Hong Kong Securities Limited at 28th Floor, 350 Park Avenue, New York 10022, by telephone at 1-646-794-8800 or by emailing g_prospectus@cicc.com.cn. You may also access the Company’s most recent prospectus dated November 1, 2019, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC on November 1, 2019, or Amendment No. 2, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1769256/000119312519281875/d715092df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated October 25, 2019 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. Terms are used in the manner described in the Preliminary Prospectus.

Amendment No. 2 reflects the amendment that we anticipate the number of ADSs to be offered in our initial public offering will be 2,700,000 (or 3,105,000 if the underwriters exercise their over-allotment option in full). The amendment of the number of ADSs offered results in the following changes:

•	Cover page – Appendix I replaces the cover page in its entirety.

•	ADSs offered by us – 2,700,000 ADSs (3,105,000 ADSs if the underwriters exercise their over-allotment option in full)

•	ADSs outstanding immediately after this offering – 2,700,000 ADSs (3,105,000 ADSs if the underwriters exercise their over-allotment option in full)

•

Ordinary shares outstanding immediately after this offering - 1,423,860,850 ordinary shares, comprised of 1,053,142,221 Class A ordinary shares and 370,718,629 Class B ordinary shares (or 1,436,010,850 ordinary shares if the underwriters exercise their over-allotment option in full to purchase an additional 12,150,000 Class A ordinary shares). This number assumes the conversion of all outstanding preferred shares into Class A ordinary shares immediately prior to the completion of this offering.

•	Over-allotment option – We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 405,000 additional ADSs.

•

Use of proceeds - We expect that we will receive net proceeds of approximately US$40.8 million, or approximately US$47.6 million if the underwriters exercise their over-allotment option in full, from this offering, assuming an initial public offering price of US$18.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds from this offering as follows: approximately US$16.0 million to expand our apartment network, including the related capital expenditure and sales and marketing activities; approximately US$4.0 million for continued investment in our technology systems and infrastructure; and the balance for general corporate purposes.

•

US$1 test - A US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$2.5 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, and assuming the underwriters do not exercise their over-allotment option.

•	Capitalization – Appendix II replaces the section “Capitalization” in its entirety.

•	Dilution – Appendix III replaces the section “Dilution” in its entirety.

•	Principal shareholders – Appendix IV replaces the section “Principal Shareholders” in its entirety.

•	Expenses related to this offering – Appendix V replaces the section “Expenses relating to this Offering” in its entirety.

Amendment No. 2 also reflects certain updates on indication of interest. The relevant disclosure on indication of interest on the cover page, in the Prospectus Summary section, Risk Factors section, Principal Shareholders section, Related Party Transaction section, and Underwriting Section in the Preliminary Prospectus is replaced in its entirety with the following description:

Certain investors have each placed an order to purchase over 5% of the ADSs, or up to US$30.0 million worth of the ADSs in the aggregate, being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. These investors are not our existing shareholders, directors or officers. Each of these investors have entered into a lock-up agreement for a period of 45 days from the date of this prospectus with respect to the ADSs they will acquire in this offering, subject to certain exceptions. In addition, Youzhen Inc., one of our existing shareholders, has indicated an interest to purchase an aggregate of up to US$5.0 million worth of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. Because these indications of interest are not binding agreements or commitments to purchase, we and the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering. If any of these investors is allocated all or a portion of the ADSs in which they have placed an order in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these investors in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering.

Amendment No. 2 also reflects certain updates on related party transactions. The following paragraph replaces the paragraph under the title Transactions with Shanghai Yijia Chuangye Investment Center LLP (“Yijia Chuangye”) in its entirety:

Yijia Chuangye is a special purpose entity controlled by Mr. Guangjie Jin, our founder and chief executive officer and is maintained to hold shares as share-based compensation awards to our employees. As of September 30, 2017 and 2018 and June 30, 2019, we had RMB4.4 million, RMB4.4 million (US$0.6 million) and RMB4.4 million (US$0.6 million) due from Yijia Chuangye, respectively. Such amounts represented our loans to Yijia Chuangye, which were interest free and payable on demand. Yijia Chuangye used such amounts to purchase our shares, and the outstanding amounts had been repaid as of the date of this prospectus.

Appendix I

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 1, 2019

2,700,000 American Depositary Shares

Q&K International Group Limited

Representing 81,000,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Q&K International Group Limited.

We are offering 2,700,000 ADSs. Each ADS represents 30 Class A ordinary shares, par value US$0.00001 per share. We anticipate the initial public offering price per ADS will be between US$17.00 and US$19.00.

Prior to this offering, there has been no public market for the ADSs or our shares. We have applied to list the ADSs on the NASDAQ Global Market, under the symbol “QK.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 18 to read about factors you should consider before buying the ADSs.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 405,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

We have and will maintain a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and our founder and chief executive officer, Mr. Guangjie Jin, beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately 26.0% of our total issued and outstanding share capital immediately after the completion of this offering and 77.9% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share, upon the completion of this offering, will be entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share, upon the completion of this offering, will be entitled to ten (10) votes and is convertible into one Class A ordinary share at any time by the holder thereof. Our dual-class ordinary share structure involves certain risks. See the relevant risk factors on page 18 of this prospectus for a detailed discussion of such risks.

Certain investors have each placed an order to purchase over 5% of the ADSs, or up to US$30.0 million worth of the ADSs in the aggregate, being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. These investors are not our existing shareholders, directors or officers. Each of these investors have entered into a lock-up agreement for a period of 45 days from the date of this prospectus with respect to the ADSs they will acquire in this offering, subject to certain exceptions. In addition, Youzhen Inc., one of our existing shareholders, has indicated an interest to purchase an aggregate of up to US$5.0 million worth of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. Because these indications of interest are not binding agreements or commitments to purchase, we and the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering. If any of these investors is allocated all or a portion of the ADSs in which they have placed an order in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these investors in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in New York, New York on                 , 2019.

MORGAN STANLEY	CICC

PRIME NUMBER CAPITAL	EVERBRIGHT SUN HUNG KAI	TIGER BROKERS	CHINA SECURITIES INTERNATIONAL

Prospectus dated                 , 2019

Appendix II

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into 912,410,360 Class A ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into 912,410,360 Class A ordinary shares and extinguishment of contingent earn-out liabilities immediately prior to the completion of this offering, and (ii) the sale of 81,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$18.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
Contingent earn-out liabilities	96,443	14,049	—	—	—	—
Mezzanine equity:
Series B convertible redeemable preferred shares	246,680	35,933	—	—	—	—
Series C convertible redeemable preferred shares	262,519	38,240	—	—	—	—
Series C-1 convertible redeemable preferred shares	227,101	33,081	—	—	—	—
Series C-2 convertible redeemable preferred shares	566,927	82,582	—	—	—	—

Total mezzanine equity	1,303,227	189,836	—	—	—	—

Shareholders’ deficit:
Ordinary shares	27	4	67	10	73	11
Series A non-redeemable preferred shares	35,777	5,212	—	—	—	—
Additional paid-in capital(2)	—	—	1,338,963	195,042	1,619,311	235,868
Accumulated deficit	(2,028,550)	(295,492)	(1,932,106)	(281,443)	(1,932,106)	(281,443)
Accumulated other comprehensive income	11,673	1,700	11,673	1,700	11,673	1,700

Total Q&K International Group Limited shareholders’ deficit(2)	(1,981,073)	(288,576)	(581,403)	(84,691)	(301,049)	(43,864)
Noncontrolling interest	9,697	1,413	9,697	1,413	9,697	1,413

Total shareholder’s deficit	(1,971,376)	(287,163)	(571,706)	(83,278)	(291,352)	(42,451)

Total capitalization(2)	(571,706)	(83,278)	(571,706)	(83,278)	(291,352)	(42,451)

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$18.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity/(deficit) and total capitalization by US$2.5 million.

Appendix III

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2019 was approximately negative RMB678.5 million (US$98.8 million), or negative US$0.23 per ordinary share and negative US$6.89 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting net intangible assets from the total consolidated assets), less the amount of our total consolidated liabilities and non-controlling interest. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares on a one-for-one basis and subject to anti-dilution adjustments set forth in the shareholders agreement and extinguishment of contingent earn-out liabilities. In addition, holders of our series C-2 convertible redeemable preferred shares are entitled to receive additional series C-2 convertible redeemable preferred shares in the event that our actual market capitalization before this offering is less than US$800.0 million, or the series C-2 additional issuance. The holders of our series C-2 convertible redeemable preferred shares have waived the series C-2 additional issuance, effective upon our first public filing of this prospectus, and there will be no dilutive impact as a result. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$0.60 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after June 30, 2019, other than to give effect to conversion of our preferred shares and extinguishment of contingent earn-out liabilities and our sale of the ADSs offered in this offering at the assumed initial public offering price of US$18.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been negative US$44.0 million, or negative US$0.03 per ordinary share and negative US$0.90 per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share and US$0.90 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$0.63 per ordinary share and US$18.90 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share		Per ADS
Assumed initial public offering price	US$	0.60	US$	18.00
Net tangible book value as of June 30, 2019	US$	(0.23)	US$	(6.89)
Pro forma net tangible book value after giving effect to the conversion of our preferred shares and extinguishment of contingent earn-out liabilities	US$	(0.06)	US$	(1.80)
Pro forma as adjusted net tangible book value after giving effect to conversion of our preferred shares and extinguishment of contingent earn-out liabilities and this offering	US$	(0.03)	US$	(0.90)
Amount of dilution in net tangible book value to new investors in this offering	US$	0.63	US$	18.90

A US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$2.5 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.00 per ordinary share and US$0.03 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.03 per ordinary share and US$0.90 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	1,342,860,850	94.3%	US$	172,039,985	77.3%	US$	0.13	US$	3.84
New investors	81,000,000	5.7%	US$	48,600,000	22.7%	US$	0.60	US$	18.00
Total	1,423,860,850	100%	US$	220,639,985	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Appendix IV

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 1,342,860,850 on an as-converted basis, including (i) 120,121,410 Class A ordinary shares, (ii) 310,329,080 Class B ordinary shares and (iii) 912,410,360 Class A ordinary shares that are issuable upon conversion of our preferred shares on a one-for-one basis as of the date of this prospectus, and 1,423,860,850 shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, including (i) 1,053,142,221 Class A ordinary shares and (ii) 370,718,629 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering							Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares on an as-converted basis		Aggregate voting power***	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares on an as-converted basis		Aggregate voting power***
	Number	%	Number	%	Number	%	%	Number	%	Number	%	Number	%	%
Directors and Executive Officers**:
Guangjie Jin(1)	60,389,549	5.8%	310,329,080	100.0%	370,718,629	27.6%	97.0%	—	—	370,718,629	100.0%	370,718,629	26.0%	77.9%
Gang Xie	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Zhaochun Zheng	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Youyang Li(5)	125,361,929	12.1%	—	—	125,361,929	9.3%	0.4%	125,361,929	11.9%	—	—	125,361,929	8.8%	2.6%
Wing Cheung Ryan Law	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lin Lin	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Qiong Hong	*	*	—	—	*	*	*	*	*	—	—	*	*	*
Kaiyu Yao	*	*	—	—	*	*	*	*	*	—	—	*	*	*
Bing Xiao	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chen Chen****	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lin Zhou****	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jackie Qiang You	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Zhichen (Frank) Sun	*	*	—	—	*	*	*	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group	185,751,478	18.0%	310,329,080	100.0%	496,080,558	36.9%	97.4%	125,361,929	11.9%	370,718,629	100.0%	496,080,558	34.8%	80.5%
Principal Shareholders:
Bill.Com Inc.(2)	—	—	190,329,080	61.3%	190,329,080	14.2%	59.4%	—	—	190,329,080	51.3%	190,329,080	13.4%	40.0%
Yijia Inc.(3)	60,389,549	5.8%	120,000,000	38.7%	180,389,549	13.4%	37.6%	—	—	180,389,549	48.7%	180,389,549	12.7%	37.9%
Crescent Capital Investments Ltd. and its affiliated entities(4)	411,030,956	39.8%	—	—	411,030,956	30.6%	1.3%	411,030,956	39.0%	—	—	411,030,956	28.9%	8.6%
Newsion One Inc. and Newsion Two Inc.(5)	125,361,929	12.1%	—	—	125,361,929	9.3%	0.4%	125,361,929	11.9%	—	—	125,361,929	8.8%	2.6%
SAIF IV Consumer (BVI) Limited(6)	120,000,000	11.6%	—	—	120,000,000	8.9%	0.4%	120,000,000	11.4%	—	—	120,000,000	8.4%	2.5%
North Haven Private Equity Asia Harbor Company Limited(7)	120,000,000	11.6%	—	—	120,000,000	8.9%	0.4%	120,000,000	11.4%	—	—	120,000,000	8.4%	2.5%
Youzhen Inc.(8)	61,017,386	5.9%	—	—	61,017,386	4.5%	0.2%	61,017,386	5.8%	—	—	61,017,386	4.3%	1.3%

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class and on an as-converted basis. Each Class A ordinary shares is entitled to one vote per share. Prior to this offering, each Class B ordinary shares is entitled to 100 votes per share. Pursuant to our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, each Class B ordinary share will be entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

****

Mr. Chen Chen and Mr. Lin Zhou have accepted appointment as our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents (i) 190,329,080 Class B ordinary shares held by Bill.Com Inc. (see note (2) below); and (ii) 60,389,549 Class A ordinary shares and 120,000,000 Class B ordinary shares held by Yijia Inc. (see note (3) below), including 19,870,000 Class A ordinary shares that Mr. Jin has the right to acquire upon the exercise of his Stock Options B within 60 days after the date of this prospectus. Immediately upon the completion of the offering, all of the then issued and outstanding Class A ordinary shares registered in the name of Yijia Inc. will be re-designated into an equal number of Class B ordinary shares.

(2)	Represents 190,329,080 Class B ordinary shares held by Bill.Com Inc., a British Virgin Islands company. Guangjie Jin is the sole shareholder of Bill.Com Inc.
(3)

Represents 60,389,549 Class A ordinary shares and 120,000,000 Class B ordinary shares held by Yijia Inc., a British Virgin Islands company. Immediately upon the completion of the offering, all of the then issued and outstanding Class A ordinary shares registered in the name of Yijia Inc. will be re-designated into an equal number of Class B ordinary shares. Yijia Inc. is wholly owned by Shanghai Yijia Investment Consultation Co. Ltd., a PRC company. 90% of all the issued and outstanding shares of Shanghai Yijia Investment Consultation Co. Ltd. are owned by Shanghai Yijia Chuangye Investment Center LLP, a PRC limited liability partnership whose general partner is Shanghai Jinglan Enterprise Management Consultation Co., Ltd.

(4)

Represents (i) 103,500,000 series C-1 preferred shares, 176,869,198 series C-2 preferred shares and 34,170,106 Class A ordinary shares held by CP QK Singapore Pte Ltd., a Singapore company and (ii) 96,491,652 series C-2 preferred shares held by Innovative Housing Solutions Pte. Ltd, a Singapore company. Both CP QK Singapore Pte Ltd. and Innovative Housing Solutions Pte. Ltd are beneficially owned by Crescent Capital Investments Ltd. All of these shares will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents (i) 76,471,510 series A-1 preferred shares held by Newsion One Inc., a British Virgin Islands company, and (ii) 14,761,755 Class A ordinary shares and 34,128,664 series A-1 preferred shares held by Newsion Two Inc., a British Virgin Islands company. Newsion One Inc. and Newsion Two Inc. are wholly owned by Youyang Li. All of these series A-1 preferred shares will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 120,000,000 series B preferred shares held by SAIF IV Consumer (BVI) Limited, a British Virgin Islands company. SAIF IV Consumer (BVI) Limited is wholly owned by SAIF Partners IV L.P. which is registered in Cayman Islands. The general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P. The general partner of SAIF IV GP, L.P. is SAIF IV GP Capital Ltd. Andrew Y. Yan is the sole shareholder of SAIF IV GP Capital Ltd. All of these shares will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 120,000,000 series C preferred shares held by North Haven Private Equity Asia Harbor Company Limited, a Cayman Islands company, which is ultimately controlled by Morgan Stanley, a Delaware company listed on New York Stock Exchange. All of these shares will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(8)

Represents 21,017,386 series A-1 preferred shares and 40,000,000 series B preferred shares held by Youzhen Inc., a British Virgin Islands company. Youzhen Inc. is wholly owned by Shanghai Youzhen Investment Consultation Co., Ltd., a PRC company. Shanghai Youzhen Investment Management Center LLP hold 90% of the issued and outstanding shares of Shanghai Youzhen Investment Consultation Co., Ltd. The general partners of Shanghai Youzhen Investment Management Center LLP are Guiying Song (who is also the executive partner), Wanping Xie and Wen Shi. All of these shares will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering. Youzhen Inc. has indicated an interest that it or its affiliates may purchase an aggregate of up to US$5.0 million worth of the ADSs being offered in this offering. The numbers in the table above does not take into account the ADSs that Youzhen Inc. or its affiliates may purchase in this offering.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holder in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Appendix V

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NASDAQ market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	7,658
FINRA Filing Fee		9,349
NASDAQ Market Entry and Listing Fee		150,000
Printing and Engraving Expenses		200,000
Legal Fees and Expenses		2,462,500
Accounting Fees and Expenses		870,462
Miscellaneous		670,801

Total	US$	4,370,770